Exhibit 99.1

Interim condensed consolidated financial
statements

31 DECEMBER 2023

ioneer Ltd
ABN 76 098 564 606

ioneer Limited
Contents
31 December 2023

Directors' report	2
Auditor's independence declaration	6
Interim condensed consolidated statement of profit or loss and other comprehensive income	7
Interim condensed consolidated statement of financial position	8
Interim condensed consolidated statement of changes in equity	9
Interim condensed consolidated statement of cash flows	10
Notes to the interim condensed consolidated financial statements	11
Directors' declaration	18
Independent auditor's review report to the members of ioneer Limited	19

ioneer Limited
Directors' report
31 December 2023
The directors of ioneer Ltd present their report, together with the condensed consolidated financial statements of ioneer Ltd ('ioneer' or the 'Company') and its controlled entities (collectively the Group) for the six months ended 31 December 2023 ('half-year') and the Auditor's review report thereon. The financial statements are presented in US dollars.

Directors
The following persons were directors of the Company during the whole of the financial period and up to the date of this report, unless otherwise stated:

Mr. J.D. Calaway (Executive Chairman)	Appointed Non-executive Director 5 April 2017, Executive Chairman 1 July 2020
Mr. B. Rowe (Managing Director)	Appointed 1 August 2017
Mr. A. Davies (Non-executive Director)	Appointed 22 May 2017
Mr. S. Gardiner (Non-executive Director)	Appointed 25 August 2022
Ms. R. McKinney-James (Non-executive Director)	Appointed 1 February 2021
Ms. M. Walker (Non-executive Director)	Appointed 1 February 2021

Results and review of operations
The Group reported a consolidated comprehensive loss of $2.6m for the half year ending 31 December 2023 (2022: loss: $6.3m).

Further details of the Group's performance can be found in the 'Summary of Performance and Financial Position' review on page 4.

Principal activities
The principal activity of the Group continues to be the development of the Rhyolite Ridge Lithium-Boron Project ('Rhyolite Ridge' or 'Project') in Nevada, United States of America.

Rhyolite Ridge is one of the largest lithium and boron deposits in the world and has the potential to become a strategic, long-life source of lithium and boron. The Project is located close to existing infrastructure and is well positioned to become a major US domestic lithium producer capable of supplying a meaningful portion of future American lithium demand.

No significant change in the nature of these activities occurred during the half year.

Significant changes in the state of affairs
There were no significant changes in the state of affairs of the Group during the half year.

Matters subsequent to the end of the financial period
The directors are not aware of any matter of material circumstance which has arisen since the end of the half year ending 31 December 2023 which would be expected to have a material effect on the financial and operating performance or results of the Group.

Dividends
The directors have determined that there will be no dividend paid in respect of the half year ending 31 December 2023 (2022: $nil). No dividends have been proposed or paid since the start of the financial year.

Operating and financial performance
The operating and financial performance review forms part of the Directors’ Report and has been prepared in accordance with section 299A of the Corporations Act 2001 (Cth). The information provided aims to assist users to better understand the operations and financial position of the Group.

ioneer Limited
Directors' report
31 December 2023
Summary of performance and financial position

Half year ended	Unit	31 Dec 2023	31 Dec 2022	% Change

Total operating cash flows	$'000	(4,554)	(7,286)	37%
Investing cash flows	$'000	(20,376)	(16,873)	(21%)
Financing cash flows - equity	$'000	8	(122)	107%
Total cash decreased in the half year		(24,922)	(24,281)

Net loss after tax		(2,747)	(5,811)	53%

Balance as at	Unit	31 Dec 2023	31 Dec 2022%

Cash	$'000	27,989	69,297	(60%)
Capitalised exploration for period	$'000	19,959	15,157	32%
Net assets	$'000	196,294	198,315	(1%)

		Unit	31 Dec 2023	31 Dec 2022	% Change

Mineral Resource:	Measure and Indicated	mt	294.5	127.0	131.9
	Inferred	mt	65.7	19.5	236.9
Mineral Resource:	Total (1)	mt	360.2	146.5	145.8

(1)	Further detail on Mineral Resources and Ore Reserves can be found in the Group’s annual consolidated financial statements as at 30 June 2023.

The Group recorded a loss from ordinary activities for the period of $2.7 million (2022: loss $5.8 million).

The net assets of ioneer decreased slightly to $196.3 million as at 31 December 2023, from $197.4 million at 30 June 2023, due primarily to a lower cash balance offset by continued investment in the Rhyolite Ridge asset and lower total liabilities.

Exploration and evaluation expenditure for the first half of FY2024 was $20.0 million (first half FY2023 $15.2 million) incurred advancing the engineering and permitting of the Project.

Cash at 31 December 2023 was $28.0 million (30 June 2023: $69.3 million).

Highlights for the half year ended 31 December 2023

State & Federal permitting process

●	Rhyolite Ridge continued to advance through the NEPA permitting process with no major issues or delays. Key milestone achieved, including completion by Bureau of Land Management of the draft EIS.

Environmental

●	Endangered Species Act Section 7 Consultation began informally with the submittal and approval of the ERTI Buckwheat Protection Plan.
●
The Company collected 3,600 Tiehm's buckwheat seeds from plants grown in our conservation center, in addition to the Rae Selling Berry Seed Bank completing the collection of an additional 8,000 seeds at site.

ioneer Limited
Directors' report
31 December 2023
Geotechnical Program

●	Successful geotechnical drilling program completed on time and on budget.
●
Drilling program completed coverage of the southern and southeastern sections of the South Basin and provided valuable information for the NEPA evaluation that will also feed into the updated resource and quarry design.

Engineering and Vendor packages

●	Engineering design now at a mature stage requiring only minimal spend ahead of FID and commencement of construction.

Corporate

●
ioneer and Eco Pro expanded the existing partnership with an MOU covering potential future development of the Rhyolite Ridge lithium clay resource (currently excluded from Project design and economics).

Environmental performance
The Group holds exploration licences issued by the relevant government authorities which specify guidelines for environmental impacts in relation to exploration activities. The licence conditions provide for the full rehabilitation of the areas of exploration in accordance with regulatory guidelines and standards. There have been no known breaches of the licence conditions.

In late December 2022, Rhyolite Ridge Project advanced into the final stage of federal permitting with the decision by the U.S. Bureau of Land Management (BLM) to publish a Notice of Intent (NOI) in the Federal Register. This marked a major milestone toward the completion of the National Environmental Policy Act (NEPA) process and approval of the Project’s Plan of Operations (“Plan”).

The Plan is the foundational permitting document for the Project and will become the basis for compliance during operations and closure. Under the Plan, there will be no Project-related direct impacts to any of the subpopulations of Tiehm’s buckwheat.

The Project continues to progress through NEPA with a draft Environmental Impact Statement (DEIS) expected to be completed and distributed to the public during Q1 2024. The Company continues to work closely with the BLM and USFWS to keep both the NEPA process and the Section 7 Endangered Species Act (ESA) progressing in tandem. To date, no unexpected issues or areas of concern have been identified.

A significantly expanded groundwater model was submitted to the BLM, to account for the increase in pumping of water from the 2020 5-year quarry to the current 2022 17-year quarry.

Auditor's independence declaration
A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this directors' report.

Rounding of amounts
The Group is of a kind referred to in Corporations Instrument 2016/191, issued by the Australian Securities and Investments Commission, relating to 'rounding-off'. Amounts in this report have been rounded off in accordance with that Corporations Instrument to the nearest thousand dollars, unless otherwise stated.

ioneer Limited
Directors' report
31 December 2023
This report is made in accordance with a resolution of directors, pursuant to section 306(3)(a) of the Corporations Act 2001.

On behalf of the directors

/s/ James D Calaway
James D Calaway
Chairman

21 February 2024

ioneer Limited
Auditor's independence declaration
[This page has intentionally been left blank for the insertion of the auditor's independence declaration]

ioneer Limited
Interim condensed consolidated statement of profit or loss and other comprehensive income
For the period ended 31 December 2023

	Note	31 Dec 2023	31 Dec 2022
		$'000	$'000
Revenue
Finance income	6	913	574

Expenses
Employee benefits expense		(1,640)	(2,175)
Exploration expenditure written off	11	(31)	(43)
Other expenses		(1,984)	(4,115)
Finance costs	6	(5)	(52)

Loss before income tax expense		(2,747)	(5,811)

Income tax expense		-	-

Loss after income tax expense for the period attributable to the owners of ioneer Limited		(2,747)	(5,811)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss
Foreign currency translation difference on foreign operations		159	(509)

Other comprehensive income/(loss) for the period, net of tax		159	(509)

Total comprehensive income/(loss) for the period attributable to the owners of ioneer Limited		(2,588)	(6,320)

	Cents	Cents

Basic earnings per share	(0.13)	(0.27)
Diluted earnings per share	(0.13)	(0.27)

The above interim condensed consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes ioneer Limited
Interim condensed consolidated statement of financial position
As at 31 December 2023

	Note	31 Dec 2023	30 Jun 2023
		$'000	$'000
Assets

Current assets
Cash and cash equivalents	7	27,989	52,709
Trade and other receivables	8	642	353
Total current assets		28,631	53,062

Non-current assets
Trade and other receivables	9	275	307
Property, plant and equipment	10	465	522
Right-of-use assets		136	202
Exploration assets	11	172,185	152,226
Total non-current assets		173,061	153,257

Total assets		201,692	206,319

Liabilities

Current liabilities
Trade and other payables	12	4,913	8,340
Lease liabilities	13	88	134
Provisions	14	337	368
Total current liabilities		5,338	8,842

Non-current liabilities
Lease liabilities	15	60	78
Total non-current liabilities		60	78

Total liabilities		5,398	8,920

Net assets		196,294	197,399

Equity
Contributed equity	16	257,169	255,364
Reserves		(5,601)	(5,438)
Accumulated losses		(55,274)	(52,527)

Total equity		196,294	197,399

The above interim condensed consolidated statement of financial position should be read in conjunction with the accompanying notes ioneer Limited
Interim condensed consolidated statement of changes in equity
For the period ended 31 December 2023

	Issued capital	Foreign currency translation reserve	Equity compensation reserve	Accumulated losses	Total equity
	$'000	$'000	$'000	$'000	$'000

Balance at 1 July 2022 (Restated)	254,273	(10,193)	5,755	(46,136)	203,699

Loss after income tax expense for the period	-	-	-	(5,811)	(5,811)
Foreign currency translation differences	-	(509)	-	-	(509)

Total comprehensive income for the period	-	(509)	-	(5,811)	(6,320)

Share based payments expensed/capitalised	-	-	947	-	947
Fair value of performance rights exercised	1,062	-	(1,062)	-	-
Share issue costs	(11)	-	-	-	(11)

Balance at 31 December 2022	255,324	(10,702)	5,640	(51,947)	198,315

	Issued capital	Foreign currency translation reserve	Equity compensation reserve	Accumulated losses	Total equity
	$'000	$'000	$'000	$'000	$'000

Balance at 30 June 2023	255,364	(12,716)	7,278	(52,527)	197,399

Loss after income tax expense for the period	-	-	-	(2,747)	(2,747)
Foreign currency translation differences	-	159	-	-	159

Total comprehensive income for the period	-	159	-	(2,747)	(2,588)

Fair value of performance rights exercised	1,732	-	(1,732)	-	-
Share based payments expensed/capitalised	-	-	1,494	-	1,494
Fair value of unlisted options exercised	84	-	(84)	-	-
Share issue costs	(11)	-	-	-	(11)

Balance at 31 December 2023	257,169	(12,557)	6,956	(55,274)	196,294

The above interim condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes ioneer Limited
Interim condensed consolidated statement of cash flows
For the period ended 31 December 2023

	Note	31 Dec 2023	31 Dec 2022
		$'000	$'000
Cash flows from operating activities
Payments to suppliers and employees		(4,554)	(7,283)
Interest and other finance costs paid		-	(3)

Net cash used in operating activities		(4,554)	(7,286)

Cash flows from investing activities
Expenditure on mining exploration and evaluation		(21,256)	(17,346)
Payments for property, plant and equipment	10	(3)	(45)
Interest received		883	518

Net cash used in investing activities		(20,376)	(16,873)

Cash flows from financing activities
Proceeds from exercise of options		84	-
Share issue transaction costs		(11)	(11)
Repayment of leases		(65)	(111)

Net cash from/(used in) financing activities		8	(122)

Net decrease in cash and cash equivalents		(24,922)	(24,281)
Cash and cash equivalents at the beginning of the financial period		52,709	94,177
Effects of exchange rate changes on cash and cash equivalents		202	(599)

Cash and cash equivalents at the end of the financial period	7	27,989	69,297

The above interim condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes ioneer Limited
Notes to the interim condensed consolidated financial statements
31 December 2023
Note 1. Corporate information

The interim condensed consolidated financial statements of ioneer Ltd and its subsidiaries (collectively the “Group” or the “Company”) for the six months ended 31 December 2023 were authorised for issue in accordance with a resolution of the directors on 27 February 2024.

ioneer Ltd is a for profit company limited by shares and incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange (“ASX”) under the ticker code “INR”. The registered office of the Company is suite 16.01, 213 Miller Street, North Sydney, NSW 2060 Australia.

Note 2. Basis of preparation

These general purpose financial statements for the interim half-year reporting period ended 31 December 2023 have been prepared in accordance with Australian Accounting Standard AASB 134 'Interim Financial Reporting' and the Corporations Act 2001, as appropriate for for-profit oriented entities. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 'Interim Financial Reporting'.

The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Directors consider that there are no material uncertainties that may cast significant doubt over this assumption. They have formed a judgement that there is reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.

These general purpose financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual report for the year ended 30 June 2023 and any public announcements made by the Company during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

New or amended Accounting Standards and Interpretations adopted
The Group has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') that are mandatory for the current reporting period.

The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the Company.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended 30 June 2023. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Note 3. Operating segments

Description of segments
The Group operates predominantly as a mineral exploration and development company. The operating segments are based on the reports reviewed by the Managing Director for assessing performance and determining the allocation of resources and strategic decision making within the Group. The following summary describes the operations in each of the Groups reportable segments:

North America	Represents activity in the US, primarily in relation to Rhyolite Ridge and the Reno office.
Australia	Represents head office expenditure, exchange gains and losses and corporate assets (predominantly cash).

ioneer Limited
Notes to the interim condensed consolidated financial statements
31 December 2023

Note 3. Operating segments (continued)
The following table presents segment information for the six months ended 31 December 2023 and 2022, respectively:

	North America	North America	Australia	Australia	Total	Total
	31-Dec-23	31-Dec-22	31-Dec-23	31-Dec-22	31-Dec-23	31-Dec-22
	$'000	$'000	$'000	$'000	$'000	$'000

Exploration expenditure - non-core	(31)	(43)	-	-	(31)	(43)
Reportable segment profit/(loss)	(31)	(43)	-	-	(31)	(43)

Other expenses	(2,065)	(3,375)	(1,439)	(2,915)	(3,624)	(6,290)
Net financing (expense)/income	5	126	783	396	908	522
Net loss before income tax	(2,060)	(3,249)	(656)	(2,519)	(2,716)	(5,768)

	(2,091)	(3,292)	(656)	(2,519)	(2,747)	(5,811)

	31-Dec-23	30-Jun-23	31-Dec-23	30-Jun-23	31-Dec-23	30-Jun-23
	$'000	$'000	$'000	$'000	$'000	$'000

Segment assets
Exploration assets	172,185	152,226	-	-	172,185	152,226
Other assets	7,626	5,258	21,881	48,835	29,507	54,093
Total assets	179,811	157,484	21,881	48,835	201,692	206,319

Segment liabilities
Payables	4,681	7,547	320	927	5,001	8,474
Provisions	100	167	237	201	337	368
Total current liabilities	4,781	7,714	557	1,128	5,338	8,842

Payables	60	77	-	-	60	78
Total non-current liabilities	60	77	-	-	60	78

Total liabilities	4,841	7,791	557	1,128	5,398	8,920
Net assets	174,970	149,693	21,324	47,707	196,294	197,399

Note 4. Employee benefits expense

	Half year ended 31 Dec 2023	Half year ended 31 Dec 2022
	$'000	$'000

Directors fees	348	336
Employee benefits expense	1,378	1,542
Share-based payments	(86)	297

	1,640	2,175

ioneer Limited
Notes to the interim condensed consolidated financial statements
31 December 2023
Note 5. Other expenses

	Half year ended 31 Dec 2023	Half year ended 31 Dec 2022
	$'000	$'000

General and administrative expenses	654	1,767
Consulting and professional costs	1,205	2,345
Depreciation and amortisation	125	3

	1,984	4,115

Note 6. Net finance income

	Half year ended 31 Dec 2023	Half year ended 31 Dec 2022
	$'000	$'000

Interest income	848	558
Other revenue	-	16
Net foreign exchange gain	65	-

Finance income	913	574

Bank charges	(4)	(3)
Lease interest	(1)	(6)
Net foreign exchange loss	-	(43)

Finance costs	(5)	(52)

Net finance income	908	522

Note 7. Current assets - cash and cash equivalents

	31 Dec 2023	30 Jun 2023
	$'000	$'000

Cash at bank	12,467	16,238
Short term deposit	15,522	36,471

	27,989	52,709

Cash assets in the consolidated statement of financial position comprise cash at bank and deposits with an average maturity of three months or less.

ioneer Limited
Notes to the interim condensed consolidated financial statements
31 December 2023
Note 8. Current assets - trade and other receivables

	31 Dec 2023	30 Jun 2023
	$'000	$'000

Other debtors	193	246
Prepayments	449	107

	642	353

Note 9. Non-current assets - trade and other receivables

	31 Dec 2023	30 Jun 2023
	$'000	$'000

Other non-current debtors	275	307

Note 10. Non-current assets - property, plant and equipment

	31 Dec 2023	30 Jun 2023
	$’000	$’000

Plant and equipment - at cost	632	629
Less: Accumulated depreciation	(167)	(107)

	465	522

Reconciliations
Reconciliations of the written down values at the beginning and end of the current financial period are set out below:

$’000

Balance at 1 July 2023	522
Additions	3
Depreciation expense	(60)

Balance at 31 December 2023	465

Note 11. Non-current assets - exploration and evaluation

	31 Dec 2023	30 Jun 2023
	$'000	$'000

Exploration assets	172,185	152,226

ioneer Limited
Notes to the interim condensed consolidated financial statements
31 December 2023

Note 11. Non-current assets - exploration and evaluation (continued)
Reconciliations
Reconciliations of the written down values at the beginning and end of the current financial period are set out below:

31 Dec 23
$'000

Opening balance at 1 July 2023	152,226
Additions - Rhyolite Ridge	19,958
Exploration expenditure - non-core	32
Exploration expenditure - written off	(31)

Balance at 31 December 2023	172,185

Note 12. Current liabilities - trade and other payables

	31 Dec 2023	30 Jun 2023
	$'000	$'000

Trade payables	4,722	6,712
Other payables	191	1,628

	4,913	8,340

Refer to note 18 for further information on financial risk management.

Note 13. Current liabilities - lease liabilities

	31 Dec 2023	30 Jun 2023
	$'000	$'000

Lease liability	88	134

Refer to note 18 for further information on financial risk management.

Note 14. Current liabilities - provisions

	31 Dec 2023	30 Jun 2023
	$'000	$'000

Employee benefits provision	337	368

Note 15. Non-current liabilities - lease liabilities

	31 Dec 2023	30 Jun 2023
	$'000	$'000

Lease liability	60	78

ioneer Limited
Notes to the interim condensed consolidated financial statements
31 December 2023

Note 15. Non-current liabilities - lease liabilities (continued)
Refer to note 18 for further information on financial risk management.

Note 16. Equity - share capital

	31 Dec 2023	30 Jun 2023	31 Dec 2023	30 Jun 2023
	Shares	Shares	$'000	$'000

Ordinary shares - fully paid	2,111,412,147	2,098,818,267	257,169	255,364

	Half year ended 31 Dec 2023 Number	Year ended 30 Jun 2023 Number	Half year ended 31 Dec 2023 $'000	Year ended 30 Jun 2023 $'000

Reconciliation of movement:
Balance at the beginning of the period	2,098,818,267	2,091,299,420	255,364	254,273
Exercise of unlisted options	357,715	-	84	-
Performance rights vested	12,236,165	7,518,847	1,732	1,103
Share issue costs	-	-	(11)	(12)

Balance at the end of the financial period	2,111,412,147	2,098,818,267	257,169	255,364

Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Share buy-back
There is no current on-market share buy-back.

Note 17. Equity - dividends

There were no dividends paid, recommended or declared during the current or previous financial period.

Note 18. Financial risk management

Framework
The Group is involved in activities that expose it to a variety of financial risks including:
a)   Credit risk
b)   Liquidity risk
c)   Capital management risk
d)   Market risk related to commodity pricing, interest rates and currency fluctuations.

The board of directors has overall responsibility for the establishment and oversight of the financial risk management framework of the Group. Management is responsible for monitoring the financial risks.

The objective of the financial risk management strategy is to minimise the impact of volatility in financial markets on the financial performance, cash flows and shareholder returns. This requires the identification and analysis of relevant financial risks and possible impact on the achievement of the Group’s objectives.

ioneer Limited
Notes to the interim condensed consolidated financial statements
31 December 2023

Note 18. Financial risk management (continued)
The Group does not undertake any hedging activities.

Fair value measurement
All financial instruments for which fair value is recognised or disclosed are categorised within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement, as follows:

●	Level 1 – Quoted market prices in an active market (that are unadjusted) for identical assets or liabilities.
●	Level 2 – Valuation techniques (for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable).
●	Level 3 – Valuation techniques (for which the lowest level input that is significant to the fair value measurement is unobservable).

The carrying amounts of the Group’s financial assets and liabilities are a reasonable approximation of their fair values. During the 6 months ended 31 December 2023, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements. (31 December 2022: Nil)

The fair value of the options grants is determined using the Black & Scholes option pricing model.

Note 19. Contingent assets/liabilities

The Company entered an option agreement to purchase Rhyolite Ridge from Boundary Peak Minerals LLC on 3 June 2016. The Company has made 4 progress payments to Boundary Peak under the agreement. A final payment will fall due following the board of directors making a ‘decision to mine’ the Rhyolite Ridge property. Once this decision is made, the Company is required under the terms of the contract to either:

●	Pay Boundary Peak LLC USD $3 million, or
●	Issue shares (or a mix of both shares and cash) to Boundary Peak LLC, to the equivalent of USD $3 million at a fixed exchange rate of USD $0.75 = AUD $1.00.

At the date of this report the decision to mine has not yet been made by the Company.

There are no other known contingent liabilities as at 31 December 2023.

Note 20. Events after the reporting period

No matter or circumstance has arisen since 31 December 2023 that has significantly affected, or may significantly affect the Company’s operations, the results of those operations, or the Company’s state of affairs in future financial years.

ioneer Limited
Directors’ declaration
31 December 2023
In the directors’ opinion:

●
the attached financial statements and notes comply with the Corporations Act 2001, Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

●	the attached financial statements and notes give a true and fair view of the Company’s financial position as at 31 December 2023 and of its performance for the financial period ended on that date; and

●	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors made pursuant to section 303(5)(a) of the Corporations Act 2001.

On behalf of the directors

/s/ James D Calaway
James D Calaway
Chairman

21 February 2024

ioneer Limited
Independent auditor’s review report to the members of ioneer Limited
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ioneer Limited
Independent auditor’s review report to the members of ioneer Limited
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